Exhibit 12

Health Net, Inc.

Calculation of Ratio of Earnings to Fixed Charges - Consolidated Basis

(amount in thousands, except ratios)

	Three Months Ended March 31, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	$143,132	$478,797	$376,264	$67,416	$516,971	$351,895
Interest expense (excluding amortization of debt expense)	9,058	48,771	42,468	30,833	36,394	37,488
Amortization of debt expense	502	2,408	2,163	2,300	2,741	2,738
Interest portion of rental expense (a)	5,241	19,394	15,160	14,105	14,575	15,664
Interest on FIN 48 liabilities (b)	1,725	—	—	—	—	—

Earnings	$159,658	$549,370	$436,055	$114,654	$570,681	$407,785
Fixed Charges (Total of interest expense, amortization of debt expense, interest on FIN 48 liabilities and interest portion of rental expense)	$16,526	$70,573	$59,791	$47,238	$53,710	$55,890
Ratio of earnings to fixed charges	9.7 x	7.8 x	7.3 x	2.4 x	10.6 x	7.3 x

(a)	Interest portion of rental expense is estimated to be 28%.
(b)	We recognize interest related to unrecognized tax benefits in income tax provision expense. See Note 2 - Significant Accounting Policies—Income Taxes in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 for more information.